

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2015

Via E-mail
Mr. Benoit Fouilland
Chief Financial Officer
Criteo S.A.
32 rue Blanche
75009 Paris, France

> **Re: Criteo S.A.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed March 6, 2014**
> **Response dated January 6, 2015**
> **File No. 001-36153**

Dear Mr. Fouilland:

We have reviewed your response letter and have the following comments. As noted in our letter dated December 5, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Revenue, page 72

1.   We note your response to comment 4. Please tell us whether key performance indicators reviewed by management include clicks and conversion and related metrics for mobile. If so, please explain to us whether such data would be helpful in your investors' understanding of material trends affecting your business growth and the effectiveness of your mobile solutions. In this regard, we note from your website at http://www.criteo.com/what-we-do/products/ that "with more than 34% of retail commerce sales from mobile devices*, marketers need to drive clicks and conversions via mobile and tablets. Criteo's next generation mobile banners can help reach those mobile users through mobile websites or mobile apps."

Cost of Revenue, page 72

2.   We note your response to comment 5. We understand that revenue ex-TAC is a key
        measure of your business activity. However, such presentation should not be given more
        prominence than the results of your operations measured from a GAAP perspective as
        reported in your financial statements. If you know of events that caused or will cause a
        material change in the relationship between costs and revenues, the change in the
        relationship should be disclosed. Refer to Items 10 and 303(a)(3) (ii) of Regulation S-K.

Note 3- Principles and Accounting Methods

Revenue Recognition, page F-16

3.   We note your response to comment 6. In your response, you addressed only the Criteo
        Engine offering. We understand from your website at www.criteo.com/what-we-
        do/technology/ and from various press accounts that you also offer the Criteo
        Performance Optimization Platform (CPOP). Per your description of this product in a
        2010 press release, "Criteo Performance Optimization Platform provides display
        advertisers and agencies the ability to define their retargeting campaign cost-per-click
        (CPC), down to the category level. The platform's industry-first *self-service* CPC bidding
        capabilities drive unprecedented ROI via a real-time bidding interface and product-
        specific granularity." Citing the guidance in IAS 18 including paragraph 21 of the IAS
        18 Illustrative Examples, please tell us how you recognize revenues from the Criteo
        Performance Optimization Platform. In addition, please tell us the total CPOP revenues
        for 2013, 2012 and 2011.

Operating Segments, page F-17

4.   Please revise to include entity-wide disclosures about your products and services. Refer
        to paragraph 32 of IFRS 8. Please provide us with the proposed disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Via E-Mail
Nicole Kelsey
Criteo S.A.

Nicole Brookshire
Cooley LLP